                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                 Urologix, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    917273104
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                January 23, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 9

----------------------------
CUSIP No.  917273104       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [   ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            920,099
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            920,099
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         920,099
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [   ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                   Page 2 of 9

----------------------------
CUSIP No.  917273104       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [   ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            920,099
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            920,099
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         920,099
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [   ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                   Page 3 of 9

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock (the "Common Stock") of Urologix, Inc.
(the "Company") with its principal executive offices located at 14405 21st Ave.
N, Minneapolis MN 55447.

Item 2. Identity and Background

(a)-(b)   This statement is filed on behalf of BlueLine Capital Partners, LP
          ("BCP") and, BlueLine Partners, L.L.C. ("BlueLine Partners" and,
          together with BCP, the "Reporting Entities"). BlueLine Partners is the
          sole general partner of BCP and has an interest in the profits of BCP.
          Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine
          Partners, L.L.C. Messrs. Bacci and Shuda each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)       BCP is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP, and to control the investing and trading in securities of these private investment funds.
          The principal business of Messrs. Shuda and Bacci is to act as
          Managing Directors of BlueLine Partners.

(d)       Neither of the Reporting Entities nor Messrs. Shuda and Bacci has,
          during the last five years, been convicted in a criminal proceeding
          (excluding traffic violations or similar misdemeanors).

(e)       Neither of the Reporting Entities nor Messrs. Shuda and Bacci has,
          during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       BCP is a Delaware limited partnership. BlueLine Partners is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S.
          citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 920,099 shares of the Common Stock (the "Shares"). The
Shares were purchased in the open market for an aggregate of $3,654,648 by BCP with its investment capital.

                                  Page 4 of 9

Item 4. Purpose of the Transaction

BCP and BlueLine Partners invest in public companies believed to be undervalued relative to their potential. These are generally companies with an established brand and products, strong distribution channels and significant growth potential. BlueLine's strategy is to invest in companies that have hit some obstacle in the execution of their business plan, causing other investors to pull back and await resolution. As part of its investment approach, BlueLine seeks to work with the companies in which it invests, their management, directors and major shareholders to address and overcome existing challenges and thereby create or restore value. Because BlueLine's perspective and advice relate to operational issues and not arcane financial engineering, BlueLine's participation is usually well received by other stakeholders.

In the case of the Company, the current challenge relates to slowed growth due to the entry of new competition. Resulting margin pressure and concerns over the
Company's ability to compete with larger players has pushed many investors into a "trough of disillusionment". While BlueLine believes the Company is generally well-run, and has done an effective job of cost-containment leading to consistently profitable operations, we also feel that the Company has not been as effective as it could be in countering competitor inroads, and adequately explaining its strategy and execution to the investment community.

The core of the Company's competitive strategy has been to rely on the strength of its proprietary technology and the belief that doctors will eventually recognize its product as the most effective of various minimally invasive treatments for BPH. While BlueLine agrees that the Company's proprietary cooling technology makes its offerings superior to the alternatives, it believes the
Company should become more aggressive in its marketing efforts. Recent developments at the Company along these lines have been encouraging. The
Company's decision to launch its own mobile services unit, the addition of a new director with a strong marketing background, and a billboard-related marketing/consumer awareness campaign are all steps in the right direction.

The upcoming release of the Company's CoolWave(TM) control unit will provide an excellent opportunity to launch new marketing and investor relations programs.
With the Company's larger competitors helping to raise awareness for thermal-based BPH treatments, the Company should emphasize its unique ability to safely treat larger gland sizes and, with the introduction of CoolWave, its ability to offer physicians the means to adjust energy levels to match each patient's personal needs. We believe that recent results, particularly those related to sales of disposables, indicate that the Company products are the treatment of choice for larger glands. If the Company can use CoolWave to counter its competitors marketing around "greater comfort" for treatment of smaller gland sizes, the Company's products could become dominant in both segments of the market. As a large shareholder in the Company, BlueLine Partners will seek to work with management toward this end.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

                                  Page 5 of 9

Item 5. Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 920,099 shares of Common Stock. These shares represent approximately 6.4% of the shares of Common Stock outstanding based on
     14,313,943 shares of the Company's Common Stock outstanding as reported in the Company's Form 10-Q for the Company's fiscal quarter ended September
     30, 2005 as filed with the Securities and Exchange Commission on November
     11, 2005.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)  As of the date of this Schedule 13D, BCP beneficially owns 920,099 shares of Common Stock with which BCP has shared voting power and shared dispositive power with BlueLine Partners.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities
      during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in
     Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated February 1, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule
          13D is being filed on behalf of each of the Reporting Entities.
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.

                                  Page 6 of 9

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2006

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 7 of 9

                                                                       EXHIBIT A

                             Joint Filing Agreement

The undersigned  acknowledge and agree that the foregoing  statement on Schedule
13D is filed  on  behalf  of each of the  undersigned  and  that all  subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the  undersigned  without  the  necessity  of  filing  additional  joint  filing agreements.  The undersigned  acknowledge that each shall be responsible for the timely filing of such  amendments,  and for the completeness and accuracy of the information  concerning it contained  therein,  but shall not be responsible for the completeness and accuracy of the information  concerning the others,  except to the  extent  it knows or has  reason to  believe  that  such  information  is inaccurate.  This  Joint  Filing  Agreement  may be  executed  in any  number of counterparts  and all of such  counterparts  taken together shall constitute one and the same instrument.

Date:  February 1, 2006

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 8 of 9

                                                                       EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

                  Date            No. of Shares      Price per Share
               12/5/2005              8,139               $4.26
               12/6/2005             11,000               $4.15
               12/7/2005             14,500               $4.05
               12/8/2005             10,350               $3.99
               12/9/2005             18,400               $3.98
              12/12/2005             20,700               $3.90
              12/13/2005             24,508               $3.89
              12/14/2005             20,700               $3.97
              12/15/2005             21,000               $3.99
              12/19/2005             32,800               $4.02
              12/20/2005             18,000               $4.00
              12/21/2005             27,500               $3.94
              12/22/2005             12,100               $3.90
              12/23/2005             28,822               $3.94
              12/27/2005             21,530               $3.91
              12/28/2005              7,700               $3.88
              12/29/2005              5,600               $3.88
              12/30/2005             24,500               $3.87
                1/3/2006             10,900               $3.86
                1/4/2006             23,679               $3.92
                1/5/2006              4,600               $3.93
                1/6/2006             18,038               $3.96
                1/9/2006                800               $3.96
               1/10/2006             (3,000)              $4.18
               1/11/2006             34,304               $4.05
               1/12/2006              9,385               $4.03
               1/13/2006             (2,500)              $4.15
               1/13/2006              1,200               $4.07
               1/17/2006              6,100               $4.09
               1/18/2006             10,300               $4.06
               1/19/2006             44,200               $4.10
               1/20/2006              9,031               $4.09
               1/23/2006             22,716               $4.09
               1/24/2006             12,950               $4.06
               1/25/2006             29,833               $3.74
               1/26/2006             38,400               $3.76
               1/27/2006             42,950               $3.71
               1/30/2006              9,000               $3.75
               1/31/2006             16,650               $3.74
               2/01/2006             49,150               $3.69

                                  Page 9 of 9